UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

X

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No:

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED BANCSHARES, INC. ESOP

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Bancshares, Inc.

100 South High Street

Columbus Grove, Ohio   45830

REQUIRED INFORMATION

(a)

United Bancshares, Inc. ESOP (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the fiscal year ended December 31, 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b)

Exhibit
(23)  Consent of Independent Auditor.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED BANCSHARES, INC. ESOP

By:  Plan Administrative Committee

/s/   Brian D. Young

June 25, 2004

Name:

(on behalf of the Plan Trustees)

United Bancshares, Inc. ESOP

Financial Statements and Supplemental Schedules

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM	4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits

5

Statements of Changes in Net Assets Available for Benefits

6

Summary of Significant Accounting Policies

7

Notes to Financial Statements

8

SUPPLEMENTAL INFORMATION

12

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

Schedule H, Line 4(j) – Schedule of Reportable Transactions

Report of Independent Registered Public Accounting Firm

The Trustees

United Bancshares, Inc. ESOP

Columbus Grove, Ohio

We have audited the accompanying statements of net assets available for benefits of United Bancshares, Inc. ESOP as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of United Bancshares, Inc. ESOP as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are presented fairly in all material respects, in relation to the basic financial statements taken as a whole.

The supplemental schedules of assets (held at end of year) and reportable transactions that accompany the Plan’s financial statements do not disclose the historical cost of plan assets.  Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Clifton Gunderson LLP

Toledo, Ohio

June 21, 2004

UNITED BANCSHARES, INC. ESOP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

2003

2002

ASSETS

United Bancshares, Inc. common stock

$

3,840,105

$

2,393,004

Cash

13

30,032

Total assets

3,840,118

2,423,036

LIABILITIES

Due to broker for security purchase

-

30,032

Advanced contributions from employer

-

34,440

Due to transfer agent – dividend received in error

221

-

Total liabilities

221

64,472

NET ASSETS AVAILABLE FOR BENEFITS

$

3,839,897

$

2,358,564

=========

========

These financial statements should be read only in connection with the accompanying summary of significant accounting policies

and notes to financial statements.

UNITED BANCSHARES, INC. ESOP

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2003 and 2002

2003

2002

ADDITIONS TO NET ASSETS AVAILABLE

FOR BENEFITS

Investment income:

Net appreciation in fair value of investments

$

923,651

$

330,339

Dividends and interest, including $96,040 in

2003 and  $79,229 in 2002 of dividends from

United Bancshares, Inc. common stock

96,040

80,476

Total investment income

1,019,691

410,815

Contributions:

Employer

468,528

360,860

Participants, including rollover contribution

from other plan of $57,084

-

75,017

Total contributions

468,528

435,877

Total additions

1,488,219

846,692

DEDUCTIONS FROM NET ASSETS AVAILABLE

FOR BENEFITS

Benefits paid to participants

6,886

82,303

Transfer of assets to United Bancshares, Inc.

401(k) Plan

-

1,089,411

Total deductions

6,886

1,171,714

Net increase (decrease)

1,481,333

(325,022)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year

2,358,564

2,683,586

End of year

$

3,839,897

$

2,358,564

========

========

These financial statements should be read only in connection with the accompanying summary of significant accounting policies

and notes to financial statements.

UNITED BANCSHARES, INC. ESOP

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

December 31, 2003 and 2002

Significant accounting policies followed in preparing the financial statements of United Bancshares, Inc. ESOP (the Plan) are presented below.

BASIS OF PRESENTATION

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.  Such financial statements present the net assets available for benefits and changes in such net assets.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value.  The fair value of mutual funds was determined using the quoted net asset value of the specific fund prior to their transfer as described in Note 1.  The fair value of United Bancshares, Inc. common stock is determined based on the latest closing price quoted on the NASDAQ over-the-counter bulletin board.

The net appreciation (depreciation) in fair value of investments includes investments purchased, sold and held during the year.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income was recorded on the accrual basis prior to the transfer of the mutual funds, as described in Note 1.  Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon payment.

ADMINISTRATIVE EXPENSES

All administrative expenses incurred in connection with the operation of the Plan are paid directly by the Plan’s sponsor, United Bancshares, Inc. (United) and its wholly-owned subsidiaries.

This information is an integral part of the accompanying financial statements.

UNITED BANCSHARES, INC. ESOP

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN

Prior to February 1, 2002, the Plan was known as the “United Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions”, and was commonly referred to as the KSOP.  Effective February 1, 2002, the name of the KSOP was changed to United Bancshares, Inc. ESOP (the Plan) and the Plan adopted a prototype plan of HFG Pension Services, who serves as the administrator of the Plan.  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement and “Summary Plan Description” for a more complete description of the Plan’s provisions.

General

Under the terms of the KSOP, participants could defer and contribute up to 15% of their annual compensation, as defined, subject to certain limitations as specified in the Internal Revenue Code.  The KSOP offered six mutual funds and United common stock as investment options for plan participants.

Subsequent to February 1, 2002, all Plan assets invested in mutual funds were liquidated and the proceeds, amounting to $1,089,411, were transferred to the United Bancshares, Inc. 401(k) Plan, a newly-created voluntary salary deferral plan.  After the transfer, the only remaining investment asset of the Plan is United common stock.

The Plan is a non-contributory employee stock ownership plan which has been established for the benefit of employees of United and its subsidiaries who have attained age 18 and completed 1,000 hours of service in any plan year.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding Policy

United and its subsidiaries have agreed to make discretionary matching contributions to the Plan, based on participant deferral contributions, as well as discretionary profit sharing contributions based on annual compensation.  For the years ended December 31, 2003 and 2002, the matching contribution was 50% of each participant’s deferral contribution, limited to 3% of annual compensation, and amounted to $127,267 and $108,787, respectively.  Since February 1, 2002, all participant deferral contributions are made to the United Bancshares, Inc. 401(k) Plan.

The discretionary profit sharing contribution, as approved by the Boards of Directors of United and its subsidiaries, was 6% of annual compensation for the years ended December 31, 2003 and 2002 and amounted to $306,821 and $252,073, respectively.  The Plan also recognized profit sharing contributions in 2003 of $34,440 relating to contributions made prior to 2003 and reported as a liability at December 31, 2002.  To participate in the Plan’s discretionary profit sharing contribution, a participant must be employed with United and its subsidiaries on the last day of the plan year, or must have competed 500 hours of service, died, become disabled, or reached normal retirement age during the plan year.

United and its subsidiaries have elected that all matching and profit sharing contributions be invested in United common stock in lieu of cash or other investments.  The Plan accepts rollover contributions from other qualified plans in the form of cash or United common stock.

UNITED BANCSHARES, INC. ESOP

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts

Separate individual accounts have been established for each participant of the Plan.  The balance of such accounts consists of participant deferral contributions invested to purchase shares of United common stock prior to February 1, 2002, as well as rollover contributions, and matching and profit sharing contributions made by United and its subsidiaries, including investment earnings or losses thereon.

United purchases shares of its common stock periodically throughout the year for the benefit of the Plan’s participants.  Such purchases are determined based on estimated matching and profit sharing contributions calculated on employee compensation throughout the year, as well as proceeds received from quarterly cash dividends on United common stock.  Shares are allocated to participants based on the respective matching and profit sharing contribution made on their behalf by United and its subsidiaries, taking into consideration the average purchase price of United’s common stock during the year.  Shares acquired by the Plan with the proceeds from quarterly cash dividends are also allocated to participants ratably based on shares owned at the record date of the dividend.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

Vesting

Participants are immediately vested in any deferral or rollover contributions made to the Plan, including earnings or losses thereon.  Vesting in discretionary matching and profit sharing contributions made by United and its subsidiaries, plus earnings or losses thereon, is based on years of continuous service.  Participants are fully vested upon completion of three years of credited service.

Forfeited Accounts

In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant’s matching and profit sharing contributions represent forfeitures upon completion of five consecutive 1-year breaks in service.  Forfeitures are allocated to all active participants based on relative compensation.  Forfeited non-vested accounts amounted to $2,258 at December 31, 2003.

Payment of Benefits

The normal retirement date is the date a participant reaches age 65.  When a participant reaches the normal retirement date, or reaches age 59-1/2, terminates employment with United and its subsidiaries, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual accounts.

If a participant dies before receiving all of the benefits in their accounts, the surviving spouse or designated beneficiary will receive the remainder in the participant’s accounts either as an annuity, a lump sum, or in the form of partial withdrawals provided the minimum withdrawal is $1,000.

The Plan also provides for hardship withdrawals provided the minimum withdrawal is $1,000.

UNITED BANCSHARES, INC. ESOP

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Voting Rights

The Trustees of the Plan are entitled to exercise voting rights attributable to shares held by the Plan.

Participant Loans

Participants may borrow from their separate individual accounts a minimum of $1,000.  Loans are considered a participant-directed investment.  There were no loans outstanding as of or for the years ended December 31, 2003 and 2002.

NOTE 2 - INVESTMENTS

The Plan’s only investment at December 31, 2003 and 2002 consists of United common stock.

The Plan’s investments appreciated in value for the years ended December 31, 2003 and 2002, as follows:

2003

2002

Common stock

$

923,651

$

318,714

Mutual funds

-

11,625

Total appreciation

$

923,651

$

330,339

========

=======

NOTE 3 - NONPARTICIPANT-DIRECTED INVESTMENTS

The following is a summary of changes in nonparticipant-directed net assets available for benefits for the years ended December 31, 2003 and 2002:

2003

2002

Nonparticipant-directed investments at beginning of year

$

2,393,004

$

1,364,823

Participant-directed investments which became nonparticipant-

directed effective February 1, 2002, as a result of change

described in Note 1

-

238,564

Dividends

96,261

79,229

Contributions

434,075

470,317

Net appreciation in fair value of investments

923,651

322,374

Benefits paid to participants

(6,886)

(82,303)

Nonparticipant-directed investments at end of year

$

3,840,105

$

2,393,004

========

========

Nonparticipant-directed investments consist of United common stock.

UNITED BANCSHARES, INC. ESOP

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 4 - ASSETS ALLOCATED TO WITHDRAWN PARTICIPANTS

The Plan has assets allocated to withdrawn Plan participants of $275,347 at December 31, 2003.  These amounts are due to withdrawn participants at year end, but disbursement of funds from the Plan has not yet been made.

NOTE 5 - TERMINATION

Although United and its subsidiaries have not expressed any intention to do so, they have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants become fully vested in their account balances.

NOTE 6 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined, in a letter dated August 7, 2001, that the prototype plan of HFG Pension Services is designed in accordance with applicable sections of the Internal Revenue Code.  The plan administrator believes that the Plan continues to qualify as a tax-exempt plan.

NOTE 7 - SUBSEQUENT EVENT

On January 27, 2004, the Board of Directors of United approved the establishing of the United Bancshares, Inc. Restated ESOP (Restated ESOP) effective February 1, 2004.  The Board also approved on January 27, 2004, the merging of the Plan and the United Bancshares, Inc. 401(k) Plan into the Restated ESOP on or before March 31, 2004.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

UNITED BANCSHARES, INC. ESOP

FEIN:  34-1516518 – PLAN 002

SCHEDULE H, Line 4(i) –

SCHEDULES OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

Shares/

Current

units

Description

value

236,314

*

Common stock – United Bancshares, Inc.

$

3,840,105

========

*  Party-in-interest

NOTE –

The cost basis of investments is not readily determinable.

UNITED BANCSHARES, INC. ESOP

FEIN:  34-1516518 – PLAN 002

SCHEDULE H, Line 4(j) –

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2003

Number

Number

Purchase

Proceeds

of

of

price

from sale

shares/units

Security description

transactions

(note 1)

(note 1)

*

Common stock – United Bancshares, Inc.

35,099

Purchases

16

$

530,413

$

-

556

Sales

2

-

6,872

*  Party-in-interest.

Notes:

(1)

The purchase price and selling price represent the fair value of the security at the time of purchase or sale, respectively.

(2)

The cost basis of investments is not readily determinable, therefore, the amount of realized gain or loss cannot be determined.

EXHIBITS INDEX

Exhibit No.

Description

Page No.

23

Consent of Independent Auditor

Exhibit 23

Consent of Independent Auditor

The Trustees

United Bancshares, Inc. ESOP

Columbus Grove, Ohio

We hereby consent to the incorporation by reference in the prospectus constituting part of the registration statement on Form S-8 for United Bancshares, Inc. ESOP of our report dated June 21, 2004, with respect to the financial statements and supplemental schedules of United Bancshares, Inc. ESOP as of and for the year ended December 31, 2003.

/s/   CLIFTON GUNDERSON LLP

Toledo, Ohio

June 21, 2004